Amyris, inc.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

October 9, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly, Senior Counsel

Re:	Amyris, Inc. Registration Statement on Form S-3 Filed September 26, 2018
File No. 333-227544

Via EDGAR - Acceleration Request

Requested Date: October 11, 2018
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Amyris, Inc. (the “Registrant”) hereby requests pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Faisal Rashid of Fenwick & West LLP at (650) 335-7822, or, in his absence, to Stephen Dobson, Senior Corporate Counsel of the Registrant, at (510) 601-4674.

Sincerely,

AMYRIS, INC.

By:	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer